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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               WEBVAN GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                $.001 PAR VALUE
                         (Title of Class of Securities)

                            -----------------------

                                    9445V103
                                 (Cusip Number)

                                   Daniel Lee
                              HomeGrocer.com, Inc.
                            Chief Financial Officer
                            10230 N.E. Points Drive
                           Kirkland, Washington 98033
                                 (425) 201-7500
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                 June 25, 2000
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following: [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 9445V103                                            Page 2 of 5 Pages

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      1       NAME OF REPORTING PERSON
              HomeGrocer.com, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              911883406
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                                      (b)  [ ]

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      3       SEC USE ONLY

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      4       SOURCE OF FUNDS
              00

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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

              Not applicable.
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      6       CITIZENSHIP OR PLACE OF ORGANIZATION
              State of Washington

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                                             7   SOLE VOTING POWER
                                                 132,962,207(1)

                                            -----------------------------------
               NUMBER OF SHARES              8   SHARED VOTING POWER
          BENEFICIALLY OWNED BY EACH             Not Applicable
            REPORTING PERSON WITH           -----------------------------------
                                             9   SOLE DISPOSITIVE POWER
                                                 Not Applicable

                                            -----------------------------------
                                            10  SHARED DISPOSITIVE POWER
                                                Not Applicable

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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              132,962,207(2)

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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              40%

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     14       TYPE OF REPORTING PERSON
              CO

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(1)  132,962,207 shares of Webvan Group, Inc. ("Webvan") common stock (the
     "Shares") are subject to a Voting Agreement entered into by HomeGrocer, Inc. ("HomeGrocer") and certain stockholders of Webvan (discussed in Items 3 and 4 below) (the "Stockholders"). Pursuant to the Voting Agreement, the Stockholders have agreed, at every Webvan stockholders meeting and on every action or approval by written consent in lieu of such meeting, to cause the Shares to be voted (i) in favor of the issuance of shares of Webvan common stock pursuant to the merger Agreement (the "Share Issuance"), (ii) in favor of any matter that could reasonably be expected to facilitate the Share Issuance, (iii) against any matter that could reasonably be expected to

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     prevent the Share Issuance, (iv) against any Parent Acquisition Proposal
     (as defined in the Merger Agreement discussed in items 3 and 4) and (v) against any matter that could be reasonably be expected to facilitate any Parent Acquisition Proposal.

(2) HomeGrocer expressly disclaims beneficial ownership of any of the shares of Webvan common stock covered by the Voting Agreement. Based on the number of shares of Webvan common stock outstanding as of June 21, 2000 (as represented by Webvan in the Merger Agreement discussed in Items 3 and 4), the number of shares of Webvan common stock indicated represents approximately 40% of the outstanding Webvan common stock.


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                        Amendment No. 1 to Schedule 13D

         ------------------------------------------------------------

The Reporting Person, HomeGrocer.com, Inc., a Washington corporation ("HomeGrocer"), hereby amends and supplements the Schedule 13D, originally filed on July 5, 2000 (the "Original Statement") with regard to the common stock, $.001 par value per share (the "Shares") of Webvan Group, Inc. (the "Issuer").

Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.


   Item 2.  Identity and Background.

     The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

     (f) To HomeGrocer's knowledge each of the individuals identified on Schedule A attached hereto is a citizen of the United States except for J. Terence Drayton and Ken Deering, Canadian citizens who hold visas to work in the United States.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2000

HOMEGROCER.COM, INC.


By: /s/ Kristin Stred
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   Kristin Stred
   Senior Vice President, General Counsel and Secretary